Dreyfus BASIC U.S. Government Money Market Fund

ANNUAL REPORT February 28, 2007



Dreyfus
A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus BASIC U.S. Government Money Market Fund, covering the 12-month period from March 1, 2006, through February 28, 2007.

The reporting period proved to be a good time for the financial markets, with rallies in the second half of last year helping stocks and bonds achieve positive absolute returns. A number of factors contributed to the markets' gains, including a more moderate economic expansion, strong business conditions, subdued inflation, stabilizing interest rates and robust investor demand for most asset classes. Although short-term interest rates remained stable over the course of the reporting period, money market instruments continued to provide attractive yields in the wake of the Federal Reserve's run of 17 consecutive rate hikes between June 2004 and June 2006.

In our analysis, the reporting period provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame has proved costly for some investors recently, as reducing allocations to stocks and bonds generally meant missing rallies. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better strategy is to set a portfolio mix to meet future goals while working through short-term market volatility. Money market funds have continued to play an important role in that mix, providing preservation of capital and relatively high yields. As always, we encourage you to talk with your finanical advisor to help ensure that your portfolio remains aligned with your current financial needs and future investment goals.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
March 15, 2007



DISCUSSION OF FUND PERFORMANCE

Bernard W. Kiernan, Jr., Portfolio Manager

How did Dreyfus BASIC U.S. Government Money Market Fund perform during the period?

For the 12-month period ended February 28, 2007, the fund produced a yield of 4.69%. Taking into account the effects of compounding, the fund also produced an effective yield of 4.79%.[1]

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund invests exclusively in securities issued or guaranteed as to principal and interest by the U.S. government or its agencies or instrumentalities, and in repurchase agreements (including tri-party repurchase agreements). The securities in which the fund invests include those backed by the full faith and credit of the U.S. government and those that are neither insured nor guaranteed by the U.S. government.

When managing the fund, we closely monitor the outlook for economic growth and inflation, follow overseas developments and consider the posture of the Federal Reserve Board (the "Fed") in our decisions as to how to structure the fund. Based upon our economic outlook, we actively manage the fund's average maturity in looking for opportunities that may present themselves in light of possible changes in interest rates.

What other factors influenced the fund's performance?

As the reporting period began, low unemployment and strong consumer confidence began to rekindle investors' long dormant inflation concerns and, as it had since June 2004, the Fed continued to raise short-term interest rates in March. By the spring, inflation concerns had intensified, due in part to hawkish comments from Fed members, and investors widely expected the Fed's rate hikes in May and June, which drove the federal funds rate to 5.25%.

Inflation concerns diminished when it later was announced that U.S. GDP had expanded at a relatively moderate 2.6% annualized rate during the second quarter. The economy appeared to slow further over the summer as housing markets softened. The Fed cited a slower economy when it left short-term interest rates unchanged in August, its first pause in more than two years.

The Fed again left overnight interest rates unchanged in September and October, indicating that those pressures probably would moderate as the economy slowed. In fact, tumbling oil prices put a lid on one of the main drivers of the market's inflation fears, and a decline in the unemployment rate helped reassure investors that the economy was headed for a soft landing. Expectations of slower economic growth were later verified when it was announced that U.S. GDP growth had moderated to an annualized 2.0% in the third quarter of 2006. Still, Fed members indicated that further policy firming might be needed if inflation remains above the Fed's comfort zone.

Despite healthy employment gains in December, declines in consumer confidence and orders for durable goods suggested that the economy continued to slow, but at a gradual pace that appeared to hold little risk of recession. The Fed left the federal funds rate unchanged at its December meeting.

As 2007 began, some analysts began to predict that further economic weakness might compel the Fed to reduce interest rates later in the year. However, the U.S. economy appeared to gain new momentum in January, when the U.S. Department of Labor reported that weekly wages rose by an inflation-adjusted 2.1% in 2006. The government also announced that the U.S. economy overall grew moderately at an estimated 2.2% annualized rate in the fourth quarter, and inflation drove consumer prices higher at a relatively tame 2.5% rate in 2006, the lowest annual increase since 2003.

These developments led some investors to conclude that the Fed would remain on the sidelines for much of 2007. The Fed did just that at its meeting in late January, when it left the federal funds rate at 5.25% for the fifth consecutive time. Further evidence in February of a gradual economic slowdown, subdued inflation and sharp declines in equity markets near month-end caused some investors to resume speculation that the Fed might begin to ease later in the year.

As short-term interest rates rose over the first half of the reporting period, we set the fund's weighted average maturity in a range we considered shorter than industry averages. When short-term rates stabilized in August, we increased the fund's weighted average maturity to the neutral range. It made little sense to us to establish a longer maturity position with yield differences along the money market yield curve near historically narrow levels.

What is the fund's current strategy?

After a multi-year period in which Fed actions were predictable, we have entered a more uncertain time, in which every piece of economic data is likely to be scrutinized for its possible impact on monetary policy. Current economic data suggest that the Fed could remain on hold for some time, but new economic data may paint a different picture in our view, making a relatively cautious investment posture prudent.

March 15, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yield provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders will be given at least 90 days' notice prior to the time such absorption may be terminated. Had these expenses not been absorbed, the fund's yield would have been 4.51% and the fund's effective yield would have been 4.61%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC U.S. Government Money Market Fund from September 1, 2006 to February 28, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended February 28, 2007

Expenses paid per $1,000†	$ 2.26
Ending value (after expenses)	$1,024.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended February 28, 2007

Expenses paid per $1,000†	$ 2.26
Ending value (after expenses)	$1,022.56

† Expenses are equal to the fund's annualized expense ratio of .45%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS
February 28, 2007

U.S. Government Agencies–98.0%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Bank			
4/11/08	5.24 a	50,000,000	49,983,787
Federal Home Loan Bank System:			
3/1/07	5.16	130,000,000	130,000,000
7/18/07	5.22 a	25,000,000	24,998,868
Federal Home Loan Mortgage Corp.:			
3/5/07	5.26	47,950,000	47,922,669
4/18/07	5.24	43,969,000	43,671,183
Federal National Mortgage Association:			
5/2/07	5.22	37,841,000	37,508,956
7/25/07	5.23	50,000,000	48,965,833
Total U.S. Government Agencies (cost $383,051,296)			**383,051,296**
Repurchase Agreements–2.0%			
Barclays Financial LLC dated 2/28/07, due 3/1/07 in the amount of $8,001,156 (fully collateralized by $8,490,000 Federal Home Loan Mortgage Corp., Notes, 0%, due 12/7/07, value $8,160,588) (cost $8,000,000)	5.20	8,000,000	**8,000,000**
Total Investments (cost $391,051,296)	100.0%		**391,051,296**
Cash and Receivables (Net)	.0%		**28,156**
Net Assets	100.0%		**391,079,452**

a Variable rate security—interest rate subject to periodic change.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Federal Home Loan Bank System	39.7	Federal Farm Credit Bank	12.8
Federal Home Loan Mortgage Corp.	23.4	Repurchase Agreements	2.0
Federal National Mortgage Association	22.1		**100.0**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2007

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	391,051,296	391,051,296
Cash		87,978
Interest receivable		508,412
Prepaid expenses		35,090
		391,682,776
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(b)		105,597
Payable for shares of Beneficial interest redeemed		379,853
Accrued expenses		117,874
		603,324
Net Assets ($)		**391,079,452**
Composition of Net Assets ($):		
Paid-in capital		391,165,612
Accumulated net realized gain (loss) on investments		(86,160)
Net Assets ($)		**391,079,452**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial interest authorized)		391,165,612
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended February 28, 2007

Investment Income ($):	
Interest Income	**22,256,452**
Expenses:	
Management fee–Note 2(a)	2,172,142
Shareholder servicing costs–Note 2(b)	317,138
Custodian fees	70,952
Professional fees	64,692
Trustees' fees and expenses–Note 2(c)	57,726
Registration fees	27,794
Prospectus and shareholders' reports	11,978
Miscellaneous	17,190
Total Expenses	**2,739,612**
Less–reduction in management fee due to undertaking–Note 2(a)	(784,684)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(2,355)
Net Expenses	**1,952,573**
Investment Income–Net	**20,303,879**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**500**
Net Increase in Net Assets Resulting from Operations	**20,304,379**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended February 28,	
	2007	2006
Operations ($):		
Investment income–net	20,303,879	14,219,589
Net realized gain (loss) on investments	500	(2,069)
Net Increase (Decrease) in Net Assets Resulting from Operations	**20,304,379**	**14,217,520**
Dividends to Shareholders from ($):		
Investment income–net	**(20,303,879)**	**(14,219,589)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	218,011,801	390,820,923
Dividends reinvested	19,363,048	13,678,500
Cost of shares redeemed	(311,611,168)	(413,535,020)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(74,236,319)**	**(9,035,597)**
Total Increase (Decrease) in Net Assets	**(74,235,819)**	**(9,037,666)**
Net Assets ($):		
Beginning of Period	465,315,271	474,352,937
End of Period	**391,079,452**	**465,315,271**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Fiscal Year Ended February,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income–net	.047	.031	.011	.007	.015
Distributions:					
Dividends from investment income–net	(.047)	(.031)	(.011)	(.007)	(.015)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.79	3.11	1.12	.74	1.46
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.63	.62	.63	.62	.61
Ratio of net expenses to average net assets	.45	.45	.45	.45	.45
Ratio of net investment income to average net assets	4.67	3.05	1.08	.75	1.47
Net Assets, end of period ($ x 1,000)	391,079	465,315	474,353	601,253	739,219

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC U.S. Government Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At February 28, 2007, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $86,160 is available to be applied against future net securities profits, if any, realized subsequent to February 28, 2007. If not applied, $425 of the carryover expires in fiscal 2008, $28,890 expires in fiscal 2011, $1,550 expires in fiscal 2012, $53,226 expires in fiscal 2013 and $2,069 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal periods ended February 28, 2007 and February 28, 2006, were all ordinary income.

At February 28, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .45% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $784,684 during the period ended February 28, 2007.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended February 28, 2007, the fund was charged $221,552 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2007, the fund was charged $63,665 pursuant to the transfer agency agreement.

During the period ended February 28, 2007, the fund was charged $4,127 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $144,914, chief compliance officer fees $2,726 and transfer agency per account fees $10,400, which are offset against an expense reimbursement currently in effect in the amount of $52,443.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus BASIC U.S. Government Money Market Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus BASIC U.S. Government Money Market Fund, including the statement of investments, as of February 28, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of February 28, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus BASIC U.S. Government Money Market Fund at February 28, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
April 9, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates 100% of the ordinary income dividends paid during the fiscal year ended February 28, 2007 as qualifying "interest related dividends."

PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on November 30, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Clifford L. Alexander†	169,686,354	5,780,374
Peggy C. Davis†	169,655,585	5,811,144
Joseph S. DiMartino	169,571,178	5,895,551
Ernest Kafka†	169,345,018	6,121,711
Nathan Leventhal†	169,547,090	5,919,638

† Each new Board member's term commenced on January 1, 2007.
In addition to Joseph S. DiMartino, David W. Burke, Diane Dunst, Jay I. Meltzer, Daniel Rose, Warren B. Rudman and Sander Vanocur continue as Board members of the fund.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 190

————————

Clifford L. Alexander, Jr. (73)
Board Member (2007)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 67

————————

David W. Burke (70)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 81

————————

Peggy C. Davis (64)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 80

Diane Dunst (67)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, Huntting House Antiques

No. of Portfolios for which Board Member Serves: 32

————————

Ernest Kafka (74)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

No. of Portfolios for which Board Member Serves: 32

————————

Nathan Leventhal (64)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Chairman of the Avery-Fisher Artist Program (November 1997-present)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director
• NYC Mayor's Committee on Appointments, Chairman

No. of Portfolios for which Board Member Serves: 32

————————

Jay I. Meltzer (78)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Physician, Internist and Specialist in Clinical Hypertension
• Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
• Faculty Associate, Center for Bioethics, Columbia

No. of Portfolios for which Board Member Serves: 32

Daniel Rose (77)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 41

————————

Warren B. Rudman (76)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

Other Board Memberships and Affiliations:
• Collins & Aikman Corporation, Director
• Allied Waste Corporation, Director
• Boston Scientific, Director

No. of Portfolios for which Board Member Serves: 41

————————

Sander Vanocur (79)
Board Member (1992)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 41

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Rosalind Gersten Jacobs, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus BASIC
U.S. Government
Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DBGXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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